UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

(1)	Names of reporting persons ESL Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,140,671 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,140,671 (1)
	(10)	Shared dispositive power 10,052,239 (1)
(11)	Aggregate amount beneficially owned by each reporting person 25,192,910 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 24.7% (2)
(14)	Type of reporting person (see instructions) PN

(1)	On November 13, 2012, Sears Holdings Corporation (“Sears Holdings”), of which Sears Canada Inc. (the “Issuer”) is an indirect majority-owned subsidiary, will effect a partial spin-off of the Issuer by way of a pro rata stock dividend to Sears Holdings stockholders (the “Spin-Off”). On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 common shares of the Issuer, no par value (the “Shares”), for each share of Sears Holdings common stock held by such stockholder at the close of business on November 1, 2012 (the “Record Date”).
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Issuer’s Registration Statement on Form 20-F that was filed by the Issuer with the Securities and Exchange Commission on October 23, 2012 (the “Registration Statement”).

CUSIP No. 81234D109

(1)	Names of reporting persons ESL Investors, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,061,382 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,061,382 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,061,382 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 1.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons SPE I Partners, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 830,852 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 830,852 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 830,852 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 0.8% (2)
(14)	Type of reporting person (see instructions) PN

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons SPE Master I, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,068,522 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,068,522 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,068,522 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 1.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons RBS Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 18,101,427 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 18,101,427 (1)
	(10)	Shared dispositive power 10,052,239 (1)
(11)	Aggregate amount beneficially owned by each reporting person 28,153,666 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 27.6% (2)
(14)	Type of reporting person (see instructions) PN

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.

(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Name of reporting person ESL Institutional Partners, L.P.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,381 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,381 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,381 (1)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.0%(2)
(14)	Type of reporting person (see instructions) PN

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons RBS Investment Management, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,381 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,381 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,381 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons CRK Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 319 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 319 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 319 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons ESL Investments, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 18,106,127 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 18,106,127 (1)
	(10)	Shared dispositive power 10,052,239 (1)
(11)	Aggregate amount beneficially owned by each reporting person 28,158,366 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 27.6% (2)
(14)	Type of reporting person (see instructions) CO

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

CUSIP No. 81234D109

(1)	Names of reporting persons Edward S. Lampert
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 28,158,366(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 18,106,127 (1)
	(10)	Shared dispositive power 10,052,239 (1)
(11)	Aggregate amount beneficially owned by each reporting person 28,158,366 (1)
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 27.6% (2)
(14)	Type of reporting person (see instructions) IN

(1)	On November 13, 2012, Sears Holdings, of which the Issuer is an indirect majority-owned subsidiary, will effect the Spin-Off. On such date, each holder of Sears Holdings common stock will receive approximately 0.4283 Shares, for each share of Sears Holdings common stock held by such stockholder at the close of business on the Record Date.
(2)	Based upon 101,877,622 Shares outstanding as of October 19, 2012, as disclosed in the Registration Statement.

Item 1.	Security and Issuer.

This Schedule 13D relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). The principal executive offices of the Issuer are located at 290 Yonge Street, Suite 700 Toronto, Ontario, M5B 2C3, Canada.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, L.L.C, a Delaware limited liability company (“CRK”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen. Partners, Investors, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.” Other than Mr. Lampert, there are no other persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I and the manager of Investors. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the sole member of CRK and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, Investors, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein will be acquired on November 13, 2012 by the Reporting Persons in connection with the Spin-Off, at no charge, by way of a pro rata stock dividend to the stockholders of Sears Holdings. The Reporting Persons will receive approximately 0.4283 Shares for each share of Sears Holdings common stock held by such Reporting Person on the Record Date.

Item 4.	Purpose of Transaction.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Reporting Persons plan to consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except as described herein or to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the Record Date, the Reporting Persons may be deemed to beneficially own the Shares as set forth in the table below. 51,962,392 Shares that will be held by Sears Holdings immediately following the Spin-Off are excluded from the table below. As of the Record Date, Partners, Investors, SPE I, SPE Master I, RBS, ESL and Mr. Lampert beneficially owned 55.3%, 2.3%, 1.8%, 2.3%, 61.8%, 61.8% and 61.8%, respectively, of the total outstanding common stock of Sears Holdings. Institutional, RBSIM and CRK and each owned less than 0.1% of the total outstanding common stock of Sears Holdings as of the Record Date. The Reporting Persons disclaim beneficial ownership of the Shares held by Sears Holdings.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	25,192,910	24.7%	15,140,671		0	15,140,671		10,052,239	(6)
ESL Investors, L.L.C.	1,061,382	1.0%	1,061,382		0	1,061,382		0
SPE I Partners, LP	830,852	0.8%	830,852		0	830,852		0
SPE Master I, LP	1,068,522	1.0%	1,068,522		0	1,068,522		0
RBS Partners, L.P.	28,153,666	27.6%	18,101,427	(1)	0	18,101,427	(1)	10,052,239	(6)
ESL Institutional Partners, L.P.	4,381	0.0%	4,381		0	4,381		0
RBS Investment Management, L.L.C.	4,381	0.0%	4,381	(2)	0	4,381	(2)	0
CRK Partners, L.L.C.	319	0.0%	319		0	319		0
ESL Investments, Inc.	28,158,366	27.6%	18,106,127	(3)	0	18,106,127	(3)	10,052,239	(6)
Edward S. Lampert	28,158,366	27.6%	28,158,366	(4)	0	18,106,127	(5)	10,052,239	(6)

(1)	This number consists of 15,140,671 Shares held by Partners, 1,061,382 Shares held in an account established by the investment member of Investors, 830,852 Shares held by SPE I and 1,068,522 Shares held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities held by Partners, SPE I and SPE Master I. RBS is the manager of, and may be deemed to indirectly beneficially own securities held by, Investors.
(2)	This number consists of 4,381 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities held by, Institutional.
(3)	This number consists of 15,140,671 Shares held by Partners, 1,061,382 Shares held in an account established by the investment member of Investors, 830,852 Shares held by SPE I, 1,068,522 Shares held by SPE Master I, 4,381 Shares held by Institutional and 319 Shares held by CRK. ESL is the general partner of RBS and is the sole member of CRK, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by RBS and CRK. ESL is the manager of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, RBSIM.
(4)	This number consists of 15,140,671 Shares held by Partners, 1,061,382 Shares held in an account established by the investment member of Investors, 830,852 Shares held by SPE I, 1,068,522 Shares held by SPE Master I, 4,381 Shares held by Institutional, 319 Shares held by CRK and 10,052,239 Shares held by Mr. Lampert. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, ESL.

(5)	This number consists of 15,140,671 Shares held by Partners, 1,061,382 Shares held in an account established by the investment member of Investors, 830,852 Shares held by SPE I, 1,068,522 Shares held by SPE Master I, 4,381 Shares held by Institutional, and 319 Shares held by CRK. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, ESL.
(6)	This number consists of 10,052,239 Shares held by Mr. Lampert. Partners has entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities held by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over such securities.

(c) Other than the transaction described in Item 3 above of this Schedule 13D, during the past sixty days, there were no transactions in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by the Reporting Persons.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Lock-Up Agreement restricts the purchases and sale by Mr. Lampert of the Shares. Pursuant to the Lock-Up Agreement, Mr. Lampert generally is required to sell Shares and purchase additional Shares on a pro rata basis with the sales and purchases of Shares made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations). Mr. Lampert is also restricted from certain sales of Shares or purchases of additional Shares except in accordance with the Lock-Up Agreement.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.2, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Shares of the Issuer or any other securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert.

99.2	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2012

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE I PARTNERS, LP

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE MASTER I, LP

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

CRK PARTNERS, L.L.C.

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert.

99.2	Joint Reporting Agreement.